                                                                Exhibit 11.1
                              SUMMIT DESIGN, INC.

                      STATEMENTS REGARDING COMPUTATION
                       OF NET INCOME (LOSS) PER SHARE
                   (in thousands, except per share data)


                                                  Years Ended December 31,
                                                  --------------------------
                                                  1996       1995       1994
Weighted average number of common shares
 outstanding                                      11,598     1,873     1,843
Common stock equivalents arising
 from stock options (1)                              774       924       924
Convertible preferred shares (2)                     -       9,103     9,103
                                                 -------   -------   -------
                                                  12,372    11,900    11,870


Net income (loss)                                $ 2,676   $(3,151)  $(2,046)
                                                 -------   --------  --------
                                                 -------   --------  --------
Net income (loss per share                       $  0.22   $ (0.26)  $ (0.17)
                                                 -------   --------  --------
                                                 -------   --------  --------


(1) Assumes exercise of all outstanding options and options issued within one year of the date of the initial public offering which options are considered exercised in all periods presented prior to the initial public offering.
(2) Assumes conversion of all preferred shares outstanding as of the date of the filing of the initial public offering which shares are considered outstanding for all periods presented.